UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 3, 2015

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I

Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101 (b)(7).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated March 3, 2015 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the three months and year ended December 31, 2014. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three months and year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: March 3, 2015	By:	/s/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Fourth Quarter of 2014

LONDON, ENGLAND — March 3, 2015 - Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced today its unaudited results for the three months and year ended December 31, 2014.

Fourth Quarter and Year To Date Highlights

-	Reported revenue of $36.9 million for the fourth quarter 2014. Revenue for the year ended December 31, 2014 was $138.6 million

-	Reported net loss(1) of $0.9 million for the fourth quarter 2014. For the year ended December 31, 2014, net income was $5.0 million after a $8.6 million gain on redemption of preferred shares together with a $1.9 million non-cash mark-to-market gain and non-cash $3.0 million accelerated write off of deferred financing costs

-	Generated $22.6 million of Adjusted EBITDA(2) for the fourth quarter 2014. Adjusted EBITDA for the year ended December 31, 2014 was $83.3 million

-	Normalized net loss(1)(2) for the fourth quarter 2014 was the same as the reported net loss of $0.9 million. Normalized net loss, which excludes certain non-cash items, was $2.5 million for the year ended December 31, 2014

-	Extended the time charter with Sea Consortium, doing business as X-Press Feeders, on November 17, 2014 for Ville d’Aquarius, a 4,113 TEU vessel, at a gross rate of $8,390 per day for four to six months at charterer’s option

-	Purchased the OOCL Tianjin, an 8,063 TEU containership, from Orient Overseas Container Lines Limited (“OOCL”) for $55 million. Immediately upon delivery on October 28, 2014, the vessel commenced a fixed-rate time charter back to OOCL for a period of 36 to 39 months at $34,500 per day, which is expected to generate annual EBITDA of approximately $9.4 million and increases contracted revenue by between $37.7 million and $40.9 million

-	Agreed to purchase a 2004-built 8,063 TEU containership for $53.6 million. Immediately upon delivery, which is expected to be no later than mid-March, the vessel will commence a fixed-rate time charter back to the seller for a period of 36 to 39 months at $34,500 per day, which is expected to generate annual EBITDA of approximately $9.4 million and increases contracted revenue by between $37.7 million and $40.9 million

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “2014 was a transformational year, during which we seized multiple opportunities to enhance our financial flexibility, earnings power, and future prospects. After extending four charters with CMA CGM and successfully refinancing our restrictive debt facility early in the year, we further strengthened our balance sheet through a perpetual preferred offering in August. We also diversified our charter portfolio, adding Sea Consortium as a customer for two of our vessels. The year culminated with the successful execution of a sale and leaseback transaction with OOCL in the fourth quarter, resulting in a multi-year charter on highly attractive and accretive terms.”

Mr. Webber continued, “Our positive trajectory has continued into 2015 with a second sale and leaseback transaction in early February on similarly attractive terms. The two additional vessels increase our EBITDA generation capacity by over 20% since the third quarter of 2014. We are confident that Global Ship Lease’s financial flexibility and stable long-term contracts position us well to pursue our strategic priorities of accretively growing our fleet and providing our shareholders with a meaningful and sustainable dividend. We have made significant progress towards both of these priorities over the last year, and we continue to move forward with the goal of being in a position to securely pass the relevant financial test in 2015 that will enable us to initiate a dividend.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended December 31, 2014	Three months ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2013
Revenue	36,852	36,056	138,615	143,212
Operating Income	11,608	12,806	42,274	51,160
Net (Loss) Income(1)	(929)	7,892	4,996	32,518
Adjusted EBITDA (2)	22,559	22,901	83,333	91,545
Normalised Net (Loss) Income (1)(2)	(929)	5,421	(2,538)	18,216

(1)	Net income and Normalized net (loss) income available to common shareholders
(2)	Adjusted EBITDA and Normalized net (loss) income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The fleet generated revenue from fixed rate, mainly long-term time, charters of $36.9 million in the three months ended December 31, 2014, up $0.8 million on revenue of $36.1 million for the comparative period in 2013. The increase in revenue from the addition of OOCL Tianjin on October 28, 2014 was partially offset by reduced revenue on four vessels, following charter extensions by three years at a lower daily rate of $15,300 compared to $18,465 previously, effective February 1, 2014 and from 19 days additional offhire in the quarter for the regulatory drydocking of CMG CGM Utrillo and for a drydocking to modify the bulbous bow of CMA CGM Thalassa to improve fuel efficiency at slower speeds. There were no drydockings in the comparative period. There were 1,629 ownership days in the quarter, up 65 days on the comparable period in 2013, as a result of the acquisition of the OOCL Tianjin. In the fourth quarter 2014, there was a total of 20 days offhire, of which one day was unplanned, and 19 days were for planned drydockings, giving an overall utilization of 98.8%. There was one day unplanned offhire in the comparable period of 2013, giving utilization of 99.9%.

For the year ended December 31, 2014, revenue was $138.6 million, down $4.6 million on revenue of $143.2 million in the comparative period, mainly due to lower daily rates on the four extended charters, a total of 64 days idle time on the two 4,113 TEU vessels pending re-deployment on new charters, a temporary lower daily rate on Julie Delmas for 155 days during a period of reduced capability due to a damaged crane and increased offhire, and partially offset by the contribution from OOCL Tianjin.

The table below shows fleet utilization for the three months and year ended December 31, 2014 and 2013 and for the years ended December 31, 2012, 2011 and 2010.

	Three months ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2014	2013	2014	2013	2012	2011	2010
Ownership days	1,629	1,564	6,270	6,205	6,222	6,205	6,205
Planned offhire - drydock	(19)	0	(48)	(21)	(82)	(95)	0
Unplanned offhire	(1)	(1)	(12)	(7)	(16)	(11)	(3)
Idle time	0	0	(64)	0	0	0	0

Operating days	1,609	1,563	6,146	6,177	6,124	6,099	6,202

Utilization	98.8%	99.9%	98.0%	99.5%	98.4%	98.3%	99.9%

There were two drydockings in the fourth quarter 2014 and none in the comparative period. Three vessels were drydocked in the year ended December 31, 2014. The one regulatory drydocking scheduled for 2015 - OOCL Tianjin – was completed in January.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $12.6 million for the three months ended December 31, 2014. The average cost per ownership day in the quarter was $7,736, compared to $7,511 for the 2013 period, up $225 or 3.0%. The increase is primarily attributable to higher crew costs. Fourth quarter 2014 average cost per ownership day was up only $14, or 0.2%, on $7,722 for the rolling four quarters ended September 30, 2014 with the four quarter period including the cost of bunkers consumed, for owners account, while the two 4,113 TEU vessels were idle, as well as the cost of positioning them for the commencement of their new charters in May and July 2014, respectively. There were no such bunker costs in the fourth quarter of 2014.

For the year ended December 31, 2014, vessel operating expenses were $48.8 million or an average of $7,778 per day, compared to $46.0 million in the comparative period or $7,421 per day. A large portion of the increase of $357 per day, or 4.8%, is due to the cost of bunkers consumed by the two 4,113 TEU vessels.

Depreciation

Depreciation for the three months ended December 31, 2014 was $11.0 million, compared to $10.1 million in the fourth quarter 2013. The increase is due to the addition of the OOCL Tianjin to the fleet.

Depreciation for the year ended December 31, 2014 was $41.1 million, compared to $40.4 million in the comparative period.

General and Administrative Costs

General and administrative costs were $1.9 million in the three months ended December 31, 2014, compared to $1.5 million in the fourth quarter of 2013.

For the year ended December 31, 2014, general and administrative costs were $7.0 million, compared to $6.0 million for 2013. The increase is due mainly to costs associated with the issuance in March 2014 of our 10.0% First Priority Secured Notes, which could not be capitalized.

Other Operating Income

Other operating income in the three months ended December 31, 2014 was $0.2 million, compared to $0.1 million in the fourth quarter 2013.

For the year ended December 31, 2014, other operating income was $0.5 million, compared to $0.4 million for 2013.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $22.6 million for the three months ended December 31, 2014, down from $22.9 million for the three months ended December 31, 2013.

Adjusted EBITDA for the year ended December 31, 2014 was $83.3 million, compared to $91.5 million for the comparative period.

Interest Expense

Until March 19, 2014, the Company’s borrowings comprised amounts outstanding under its credit facility, which carried interest at US $ LIBOR plus a margin, most recently 3.75%, and $45 million Series A preferred shares, which carried interest at US $ LIBOR plus a margin of 2.00%. The Company hedged its interest rate exposure by entering into derivatives that swapped floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows.

On March 19, 2014, the outstanding borrowings under the credit facility totaling $366.4 million were repaid out of the proceeds of $420.0 million aggregate principal amount of 10.0% First Priority Secured Notes due 2019 (the “Notes”). In addition, the $277.0 million nominal amount of interest rate derivatives outstanding were terminated on March 19, 2014 for a final payment of $19.3 million.

The $45.0 million Series A preferred shares were redeemed on August 22, 2014, principally from the proceeds of an issuance of Series B cumulative perpetual preferred shares.

Interest expense for the three months ended December 31, 2014, including interest and the amortization of deferred financing costs and of the original issue discount on the Notes and the commitment fee on the Company’s undrawn $40.0 million revolving credit facility, was $11.8 million.

In the fourth quarter 2013, interest expense, including amortization of deferred financing costs, was $4.5 million, on borrowings under the Company’s credit facility and on the $45.0 million Series A preferred shares.

For the year ended December 31, 2014, interest expense (including the amortization of deferred financing costs and, from March 19, 2014, of the original issue discount on the Notes) on borrowings under the credit facility up to March 19, 2014, on the Notes from that date, on the $45.0 million Series A preferred shares until their redemption on August 22, 2014 and including the commitment fee on the $40.0 million revolving credit facility was $43.9 million. Amortization of deferred financing costs includes accelerated write off of $3.0 million in March 2014 being the balance of such costs associated with the credit facility.

Interest expense for the year ended December 31, 2013 was $18.8 million on the amount outstanding on the credit facility and the Series A preferred shares during that period which averaged $450.1 million.

Interest income for the three months and years ended December 30, 2014 and 2013 was not material.

Change in Fair Value of Financial Instruments

The Company hedged its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt. These hedges did not qualify for hedge accounting under US GAAP and the outstanding hedges were marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments were terminated on March 19, 2014 and consequently had no effect in the three months ended December 31, 2014. They gave a realized loss of $2.9 million in the three months ended December 31, 2013 for settlements in the period, as US $ LIBOR rates were lower than the average fixed rates. Further, there was a $2.5 million unrealized gain for revaluation of the balance sheet.

For the year ended December 31, 2014, the realized loss from hedges was $2.8 million and the unrealized gain was $1.9 million. This compares to a realized loss of $14.0 million and an unrealized gain of $14.3 million in the year ended December 31, 2013.

Gain on Redemption of Series A Preferred Shares

On August 22, 2014, the Company repurchased all of its outstanding Series A Preferred Shares for cash of $36.4 million, a discount to their liquidation value of $45.0 million, giving rise to a non-cash gain of $8.6 million.

The purchase was funded with the net proceeds from the Company’s offering of $35.0 million Series B cumulative perpetual preferred shares, which closed on August 20, 2014, and cash on hand.

Taxation

Taxation for the three months ended December 31, 2014 was $17,000, compared to $34,000 in the fourth quarter of 2013.

Taxation for the year ended December 31, 2014 was $75,000, compared to $97,000 for 2013.

Earnings Allocated to Preferred Shares

The new Series B preferred shares carry a coupon of 8.75%, the cost of which for the three months ended December 31, 2014 was $0.8 million. The total cost for 2014, from the closing of the offering on August 20, 2014 to the end of the year, was $1.1 million.

Net Loss/Income Available to Common Shareholders

Net loss for the three months ended December 31, 2014 was $0.9 million. For the three months ended December 31, 2013, net income was $7.9 million, after the $2.5 million non-cash interest rate derivative mark-to-market gain. Normalized net loss, which excludes, where applicable, the effect of the non-cash interest rate derivative mark-to-market gain, was $0.9 million for the three months ended December 31, 2014, which is the same as the reported net loss. Normalized net income was $5.4 million for the three months ended December 31, 2013.

Net income was $5.0 million for the year ended December 31, 2014, after a $1.9 million non-cash mark-to-market gain on interest rate derivatives, a non-cash $3.0 million accelerated write off of deferred financing costs and the $8.6 million gain on redemption of the preferred shares. For the year ended December 31, 2013, net income was $32.5 million after a $14.3 million non-cash interest rate derivative mark-to-market gain.

Dividend

The board of directors is committed to paying a meaningful dividend once this can be sustained and provided that it is in the best interests of shareholders at the time. In the meantime, Global Ship Lease is not paying a dividend on common shares.

Fleet

The following table provides information as at December 31, 2014 about the on-the-water fleet of 18 vessels, of which 15 are chartered to CMA CGM, two to Sea Consortium, doing business as X-Press Feeders, and one to Orient Overseas Containerline Limited (“OOCL”).

				Remaining	Earliest	Daily
				Charter	Charter	Charter
Vessel	Capacity	Year		Term (2)	Expiry	Rate
Name	in TEUs (1)	Built	Charterer	(years)	Date	$
Ville d’Orion(3)	4,113	1997	Sea Consortium	0.3	January 17, 2015	8,000
Ville d’Aquarius(4)	4,113	1996	Sea Consortium	0.3	April 3, 2015	8,390
CMA CGM Matisse	2,262	1999	CMA CGM	5.0	Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	1999	CMA CGM	5.0	Sept 11, 2019	15,300
Delmas Keta	2,207	2003	CMA CGM	3.0	Sept 20, 2017	18,465
Julie Delmas	2,207	2002	CMA CGM	3.0	Sept 11, 2017	18,465
Kumasi	2,207	2002	CMA CGM	3.0	Sept 21, 2017	18,465
Marie Delmas	2,207	2002	CMA CGM	3.0	Sept 14, 2017	18,465
CMA CGM La Tour	2,272	2001	CMA CGM	5.0	Sept 20, 2019	15,300
CMA CGM Manet	2,272	2001	CMA CGM	5.0	Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	2007	CMA CGM	6.0	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	2007	CMA CGM	6.0	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	2008	CMA CGM	11.0	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	2006	CMA CGM	8.0	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	2006	CMA CGM	8.0	Sept 16, 2022	25,350
CMA CGM America	4,045	2006	CMA CGM	8.0	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	2001	CMA CGM	6.7	May 28, 2021	34,000
OOCLTianjin(5)	8,063	2005	OOCL	3.0	Oct 28, 2017	34,500

(1)	Twenty-foot Equivalent Units.
(2)	As at December 31, 2014. Plus or minus 90 days, other than as below.
(3)	Ville d’Orion on charter from July 17, 2014 for a minimum of six months and maximum of 12 months at charterer’s option and 30 days’ notice.
(4)	Ville d’Aquarius on charter from December 3, 2014 for a minimum of four months and maximum of six months at charterer’s option and 30 days’ notice.
(5)	OOCL Tianjin on charter from October 28, 2014 for a minimum of 36 months and maximum of 39 months at charterer’s option and 30 days’ notice.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months and year ended December 31, 2014 today, Tuesday March 3, 2015 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 90129709

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Thursday, March 19, 2015 at (855) 859-2056 or (404) 537-3406. Enter the code 90129709 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

The Company’s Annual Report for 2013 is on file with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease currently owns 18 vessels with a total capacity of 74,412 TEU and an average age, weighted by TEU capacity, at December 31, 2014 of 10.7 years. All 18 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters is 5.9 years or 6.4 years on a weighted basis, excluding Ville d’Aquarius and Ville d’Orion, which are deployed in the short-term charter market.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted EBITDA

Adjusted EBITDA represents Net income (loss) before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, and earnings allocated to preferred shares, non-cash gains on redemption of preferred shares, depreciation, amortization and impairment charges. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three	Three
		months	months	Year	Year
		ended	ended	ended	ended
		Dec 31,	Dec 31,	Dec 31,	Dec 31,
		2014	2013	2014	2013
Net (loss) income		(929)	7,892	4,996	32,518

Adjust:	Depreciation	10,951	10,095	41,059	40,385
	Interest income	(9)	(10)	(64)	(44)
	Interest expense	11,764	4,483	43,872	18,846
	Gain on redemption of preferred shares	—	—	(8,576)	—
	Realized loss on interest rate derivatives	—	2,878	2,801	14,045
	Unrealized gain on interest rate derivatives	—	(2,471)	(1,944)	(14,302)
	Earnings allocated to preferred shares	765	—	1,114	—
	Income tax	17	34	75	97

Adjusted EBITDA		22,559	22,901	83,333	91,545

B. Normalized net income

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs, impairment charges and gain of redemption of preferred shares. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME - UNAUDITED

(thousands of U.S. dollars)

		Three	Three
		months	months	Year	Year
		ended	ended	ended	ended
		Dec 31,	Dec 31,	Dec 31,	Dec 31,
		2014	2013	2014	2013
Net (loss) income available to common shareholders		(929)	7,892	4,996	32,518

Adjust:	Unrealized gain on derivatives	—	(2,471)	(1,944)	(14,302)
	Accelerated amortization of deferred financing costs	—	—	2,986	—
	Gain on redemption of preferred shares	—	—	(8,576)	—

Normalized net (loss) income		(929)	5,421	(2,538)	18,216

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of Global Ship Lease’s charterers, particularly CMA CGM, the Company’s principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;

•	Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of covenant constraints;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended December 31,				Year ended December 31,
	2014		2013		2014		2013
Operating Revenues
Time charter revenue		$36,852		$36,056		$138,615		$143,212

Operating Expenses
Vessel operating expenses		12,602		11,748		48,770		46,048
Depreciation		10,951		10,095		41,059		40,385
General and administrative		1,891		1,486		7,022		6,030
Other operating income		(200)		(79)		(510)		(411)

Total operating expenses		25,244		23,250		96,341		92,052

Operating Income		11,608		12,806		42,274		51,160

Non Operating Income (Expense)
Interest income		9		10		64		44
Interest expense		(11,764)		(4,483)		(43,872)		(18,846)
Gain on redemption of Series A Preferred Shares		—		—		8,576		—
Realized loss on interest rate derivatives		—		(2,878)		(2,801)		(14,045)
Unrealized gain on interest rate derivatives		—		2,471		1,944		14,302

(Loss) Income before Income Taxes		(147)		7,926		6,185		32,615

Income taxes		(17)		(34)		(75)		(97)

Net (Loss) Income		$(164)		$7,892		$6,110		$32,518

Earnings allocated to Series B Preferred Shares		(765)		—		(1,114)		—

Net (Loss) Income available to Common Shareholders		$(929)		$7,892		$4,996		$32,518

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)		47,766,484		47,663,934		47,710,313		47,607,750
Diluted		47,766,484		47,795,505		47,823,736		47,767,266

Net (loss) income per Class A common share
Basic (including RSUs without service conditions)		$(0.02)		$0.17		$0.10		$0.68
Diluted		$(0.02)		$0.17		$0.10		$0.68

Weighted average number of Class B common shares outstanding
Basic and diluted		7,405,956		7,405,956		7,405,956		7,405,956

Net (loss) income per Class B common share
Basic and diluted	$	nil	$	nil	$	nil	$	nil

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	December 31, 2014	December 31, 2013
Assets

Cash and cash equivalents	$33,295	$24,536
Restricted cash	—	3
Accounts receivable	1,244	7,006
Prepaid expenses	609	5,337
Other receivables	996	115
Inventory	553	—
Current portion of deferred financing costs	3,148	1,391

Total current assets	39,845	38,388

Vessels in operation	836,537	817,875
Other fixed assets	6	7
Intangible assets	67	95
Deferred financing costs	10,172	1,882

Total non-current assets	846,782	819,859

Total Assets	$886,627	$858,247

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	$—	$50,110
Intangible liability – charter agreements	2,119	2,119
Deferred revenue	462	—
Accounts payable	2,123	1,289
Accrued expenses	15,278	6,887
Derivative instruments	—	8,776

Total current liabilities	19,982	69,181

Long term debt	414,782	316,256
Series A Preferred Shares	—	44,976
Intangible liability – charter agreements	13,693	15,812
Deferred tax liability	34	43
Derivative instruments	—	12,513

Total long-term liabilities	428,509	389,600

Total Liabilities	$448,491	$458,781

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2013 – 47,513,934)	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2013 – 7,405,956)	74	74
Series B Preferred shares – authorized 16,100 shares with a $0.01 par value; 14,000 shares issued and outstanding (2013 – nil)	—	—
Additional paid in capital	386,350	352,676
Retained earnings	51,237	46,241

Total Stockholders’ Equity	438,136	399,466

Total Liabilities and Stockholders’ Equity	$886,627	$858,247

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Cash Flows from Operating Activities
Net (loss) income	$(164)	$7,892	$6,110	$32,518

Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by Operating Activities
Depreciation	10,951	10,095	41,059	40,385
Amortization of deferred financing costs	785	381	5,732	1,386
Amortization of original issue discount	346	—	1,082	—
Change in fair value of derivative instruments	—	(2,471)	(1,944)	(14,302)
Amortization of intangible liability	(530)	(530)	(2,119)	(2,119)
Settlement of derivative instruments which do not qualify for hedge accounting	—	2,878	2,801	14,045
Share based compensation	25	75	177	360
Gain on redemption of Series A Preferred Shares	—	—	(8,576)	—
Decrease (increase) in accounts receivable and other assets	5,123	(2,659)	9,458	3,836
(Increase) decrease in inventory	(225)	—	(553)	—
Increase (decrease) in accounts payable and other liabilities	10,032	2,804	7,225	(1,772)
Increase in unearned revenue	462	—	462	—
Unrealized foreign exchange (gain) loss	(11)	(3)	(11)	7

Net Cash Provided by Operating Activities	26,794	18,462	60,903	74,344

Cash Flows from Investing Activities
Cash paid for vessel acquisition	(55,162)	—	(55,162)	—
Settlement and termination of derivative instruments which do not qualify for hedge accounting	—	(2,878)	(22,146)	(14,045)
Cash paid for other assets	—	(2)	(7)	(2)
Cash paid to acquire intangible assets	—	(43)	—	(43)
Cash paid for drydockings	(1,924)	54	(2,765)	(2,553)

Net Cash Used in Investing Activities	(57,086)	(2,869)	(80,080)	(16,643)

Cash Flows from Financing Activities
Repayment of credit facility	—	(17,909)	(366,366)	(59,310)
Proceeds from issuance of secured notes	—	—	413,700	—
Deferred financing costs incurred	—	—	(15,779)	—
Net proceeds from issuance of Series B Preferred Shares	—	—	33,892	—
Variation in restricted cash	—	—	3	—
Redemption of Series A Preferred Shares	—	—	(36,400)	—
Series B Preferred Shares – dividends paid	(765)	—	(1,114)	—

Net Cash (Used in) Provided by Financing Activities	(765)	(17,909)	27,936	(59,310)

Net (Decrease) Increase in Cash and Cash Equivalents	(31,057)	(2,316)	8,759	(1,609)
Cash and Cash Equivalents at Start of Period	64,352	26,852	24,536	26,145

Cash and Cash Equivalents at End of Period	$33,295	$24,536	$33,295	$24,536

Supplemental information

Total interest paid	$—	$3,941	$26,298	$18,782

Income tax paid	$18	$19	$80	$78

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS AND YEAR ENDED DECEMBER 31, 2014

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		December 31, 2014	December 31, 2013
	Note
Assets

Cash and cash equivalents		$33,295	$24,536
Restricted cash		—	3
Accounts receivable		1,244	7,006
Prepaid expenses	5	609	5,337
Other receivables		996	115
Inventory		553	—
Current portion of deferred financing costs	5	3,148	1,391

Total current assets		39,845	38,388

Vessels in operation	4	836,537	817,875
Other fixed assets		6	7
Intangible assets		67	95
Deferred financing costs	5	10,172	1,882

Total non-current assets		846,782	819,859

Total Assets		$886,627	$858,247

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	6	$—	$50,110
Intangible liability – charter agreements		2,119	2,119
Deferred revenue		462	—
Accounts payable		2,123	1,289
Accrued expenses		15,278	6,887
Derivative instruments	10	—	8,776

Total current liabilities		19,982	69,181

Long term debt	6	414,782	316,256
Series A Preferred Shares	9	—	44,976
Intangible liability – charter agreements		13,693	15,812
Deferred tax liability		34	43
Derivative instruments	10	—	12,513

Total long-term liabilities		428,509	389,600

Total Liabilities		$448,491	$458,781

Commitments and contingencies	8	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2013 – 47,513,934)	9	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2013 – 7,405,956)	9	74	74
Series B Preferred shares – authorized 16,100 shares with a $0.01 par value; 14,000 shares issued and outstanding (2013 – nil)	9	—	—
Additional paid in capital		386,350	352,676
Retained earnings		51,237	46,241

Total Stockholders’ Equity		438,136	399,466

Total Liabilities and Stockholders’ Equity		$886,627	$858,247

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended December 31,				Year ended December 31,
		2014		2013		2014		2013
	Note
Operating Revenues
Time charter revenue	7		$36,852		$36,056		$138,615		$143,212

Operating Expenses
Vessel operating expenses			12,602		11,748		48,770		46,048
Depreciation	4		10,951		10,095		41,059		40,385
General and administrative			1,891		1,486		7,022		6,030
Other operating income			(200)		(79)		(510)		(411)

Total operating expenses			25,244		23,250		96,341		92,052

Operating Income			11,608		12,806		42,274		51,160

Non Operating Income (Expense)
Interest income			9		10		64		44
Interest expense			(11,764)		(4,483)		(43,872)		(18,846)
Gain on redemption of Series A Preferred Shares	9		—		—		8,576		—
Realized loss on interest rate derivatives	10		—		(2,878)		(2,801)		(14,045)
Unrealized gain on interest rate derivatives	10		—		2,471		1,944		14,302

(Loss) Income before Income Taxes			(147)		7,926		6,185		32,615

Income taxes			(17)		(34)		(75)		(97)

Net (Loss) Income			$(164)		$7,892		$6,110		$32,518

Earnings allocated to Series B Preferred Shares	9		(765)		—		(1,114)		—

Net (Loss) Income available to Common Shareholders			$(929)		$7,892		$4,996		$32,518

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	12		47,766,484		47,663,934		47,710,313		47,607,750
Diluted	12		47,766,484		47,795,505		47,823,736		47,767,266

Net (loss) income per Class A common share
Basic (including RSUs without service conditions)	12		$(0.02)		$0.17		$0.10		$0.68
Diluted	12		$(0.02)		$0.17		$0.10		$0.68

Weighted average number of Class B common shares outstanding
Basic and diluted	12		7,405,956		7,405,956		7,405,956		7,405,956

Net (loss) income per Class B common share
Basic and diluted	12	$	nil	$	nil	$	nil	$	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended December 31,		Year ended December 31,
		2014	2013	2014	2013
	Note
Cash Flows from Operating Activities
Net (loss) income		$(164)	$7,892	$6,110	$32,518

Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by Operating Activities
Depreciation	4	10,951	10,095	41,059	40,385
Amortization of deferred financing costs	5	785	381	5,732	1,386
Amortization of original issue discount	6	346	—	1,082	—
Change in fair value of derivative instruments	10	—	(2,471)	(1,944)	(14,302)
Amortization of intangible liability		(530)	(530)	(2,119)	(2,119)
Settlement of derivative instruments which do not qualify for hedge accounting	10	—	2,878	2,801	14,045
Share based compensation	11	25	75	177	360
Gain on redemption of Series A Preferred Shares	9	—	—	(8,576)	—
Decrease (increase) in accounts receivable and other assets		5,123	(2,659)	9,458	3,836
(Increase) decrease in inventory		(225)	—	(553)	—
Increase (decrease) in accounts payable and other liabilities		10,032	2,804	7,225	(1,772)
Increase in unearned revenue		462	—	462	—
Unrealized foreign exchange (gain) loss		(11)	(3)	(11)	7

Net Cash Provided by Operating Activities		26,794	18,462	60,903	74,344

Cash Flows from Investing Activities
Cash paid for vessel acquisition	4	(55,162)	—	(55,162)	—
Settlement and termination of derivative instruments which do not qualify for hedge accounting	10	—	(2,878)	(22,146)	(14,045)
Cash paid for other assets		—	(2)	(7)	(2)
Cash paid to acquire intangible assets		—	(43)	—	(43)
Cash paid for drydockings		(1,924)	54	(2,765)	(2,553)

Net Cash Used in Investing Activities		(57,086)	(2,869)	(80,080)	(16,643)

Cash Flows from Financing Activities
Repayment of credit facility	6	—	(17,909)	(366,366)	(59,310)
Proceeds from issuance of secured notes	6	—	—	413,700	—
Deferred financing costs incurred	5	—	—	(15,779)	—
Net proceeds from issuance of Series B Preferred Shares	9	—	—	33,892	—
Variation in restricted cash	9	—	—	3	—
Redemption of Series A Preferred Shares	9	—	—	(36,400)	—
Series B Preferred Shares – dividends paid	9	(765)	—	(1,114)	—

Net Cash (Used in) Provided by Financing Activities		(765)	(17,909)	27,936	(59,310)

Net (Decrease) Increase in Cash and Cash Equivalents		(31,057)	(2,316)	8,759	(1,609)
Cash and Cash Equivalents at Start of Period		64,352	26,852	24,536	26,145

Cash and Cash Equivalents at End of Period		$33,295	$24,536	$33,295	$24,536

Supplemental information

Total interest paid		$—	$3,941	$26,298	$18,782

Income tax paid		$18	$19	$80	$78

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Retained Earnings	Stockholders’ Equity
Balance at January 1, 2013	54,887,820	—	$549	$—	$352,316	$13,723	$366,588

Restricted Stock Units (note 11)	—	—	—	—	360	—	360
Class A Common Shares issued (note 9)	32,070	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	32,518	32,518

Balance at December 31, 2013	54,919,890	—	$549	$—	$352,676	$46,241	$399,466

Restricted Stock Units (note 11)	—	—	—	—	177	—	177
Class A Common Shares issued (note 9)	27,550	—	—	—	—	—	—
Series B Preferred Shares issued (note 9)	—	14,000	—	—	35,000	—	35,000
Series B Preferred Shares issue expenses (note 9)	—	—	—	—	(1,503)	—	(1,503)
Net income for the period	—	—	—	—	—	6,110	6,110
Series B Preferred Shares dividend (note 9)	—	—	—	—	—	(1,114)	(1,114)

Balance at December 31, 2014	54,947,440	14,000	$549	$—	$386,350	$51,237	$438,136

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Company owns and charters out containerships. With the exception of three vessels which are on short to medium term time charters to unrelated parties, all vessels are time chartered to CMA CGM S.A. (“CMA CGM”) for remaining terms as at December 31, 2014 ranging from 3.00 to 11.00 years (see note 7).

The following table provides information about the 18 vessels owned as at December 31, 2014:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	Sea Consortium	0.30	$8.000
Ville d’Aquarius	4,113	1996	December 2007	Sea Consortium	0.30	$8.390
CMA CGM Matisse (3)	2,262	1999	December 2007	CMA CGM	5.00	$15.300
CMA CGM Utrillo (3)	2,262	1999	December 2007	CMA CGM	5.00	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	3.00	$18.465
Julie Delmas(4)	2,207	2002	December 2007	CMA CGM	3.00	$18.465
Kumasi	2,207	2002	December 2007	CMA CGM	3.00	$18.465
Marie Delmas	2,207	2002	December 2007	CMA CGM	3.00	$18.465
CMA CGM La Tour (3)	2,272	2001	December 2007	CMA CGM	5.00	$15.300
CMA CGM Manet (3)	2,272	2001	December 2007	CMA CGM	5.00	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	6.00	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	6.00	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	11.00	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	8.00	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	8.00	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	8.00	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	6.75	$34.000
OOCL Tianjin	8,063	2005	October 2014	OOCL	3.00	$34.500

(1)	Twenty-foot Equivalent Units.
(2)	Plus or minus 90 days, other than (i) Ville d’Orion which is between January 17 and July 17, 2015, (ii) Ville d’Aquarius which is between April 3 and June 3, 2015, and (iii) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, all at charterer’s option..
(3)	The charters on these four vessels were extended in February 2014 by three years with new expiry dates in December 2019 at an amended daily charter rate of $15.300 per day with effect from February 1, 2014.
(4)	One of the cranes on-board Julie Delmas was found to be damaged in January 2014 and was out of service. The Company agreed with CMA CGM to reduce the daily charter rate pro-rata, from $18,465 to $10,000 per day from February 9, 2014, to reflect the diminished performance of the vessel, for as long as the crane was not operational. The crane was repaired with effect from July 14, 2014 when the daily charter rate reverted to $18,465.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

Counterparty risk

Most of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and has been experiencing a sustained cyclical downturn. Many container shipping companies have reported losses.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

The Company has from time to time experienced delays in receiving charterhire from CMA CGM. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month. Up to two instalments were outstanding at times during 2014. As at December 31, 2014, no charterhire was outstanding. As at close of business on February 27, 2015, the latest practicable date prior to the issuance of these consolidated financial statements, no charterhire was outstanding.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2013 filed with the Securities and Exchange Commission on April 22, 2014 in the Company’s Annual Report on Form 20-F.

Impairment Testing

Due to continuing poor industry conditions, impairment tests on a vessel by vessel basis were performed as at December 31, 2013 and again as at December 31, 2014. No impairment was recognised after each of these tests as, based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts.

The agreement of new charters with effect from May 1, 2013 of two of the Company’s vessels at rates below the previous rates was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed for these two vessels as at March 31, 2013. Based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts as at March 31, 2013 and accordingly no impairment was recognised. The further agreement on new charters of two of the Company’s vessels (see note 2(a)) was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test, based on the expected undiscounted cash flows by vessel, was performed for these two vessels as at June 30, 2014. Based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts as at June 30, 2014 and accordingly no impairment was recognised.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure (continued)

Impairment Testing (continued)

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update in respect of revenue from contracts with customers (Topic 606). The update is effective for annual periods beginning after December 15, 2016 and early application is not permitted. The Company is currently assessing the impact of adopting this update on its financial statements.

In June 2014, FASB issued an update in respect of Stock Compensation (Topic 718). The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The performance condition should not be reflected in estimating the grant-date fair value of the award and the compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The amendment is effective for annual periods beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment is not expected to lead to any changes to the Company’s financial statements.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2014	December 31, 2013
Cost	$1,070,627	$1,014,473
Accumulated Depreciation	(234,146)	(196,598)
Drydock in progress	56	—

Net book value	$836,537	$817,875

On October 28, 2014, the Company acquired an 8,063 TEU containership (OOCL Tianjin) from OOCL for a purchase price of $55,000.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Deferred Financing Costs

Costs amounting to $4,800 incurred up to December 31, 2013 in connection with the Company’s refinancing were recorded within prepaid expenses as at that date. On March 19, 2014, the Company completed this refinancing by the issue of 10.0% First Priority Secured Notes due 2019 (“the 2019 Notes”) disclosed in note 6(b) and by agreeing the Revolving Credit Facility disclosed in note 6(c). On completion of the refinancing, these deferred financing costs were reclassified from prepaid expenses to deferred financing costs, together with additional costs incurred during the first quarter.

	December 31, 2014	December 31, 2013
Opening balance	$3,273	$4,659
Reclassification from prepaid expenses	4,800	—
Expenditure in the period	10,979	—
Amortization included within interest expense	(5,732)	(1,386)

Closing balance	$13,320	$3,273

The deferred finance costs are being amortised on an effective interest rate basis over the life of the financings for which they were incurred.

The remaining unamortized balance of deferred financing costs relating to the credit facility which was fully repaid and terminated on March 19, 2014 amounting to $2,986 was written off and recorded within interest expense within the Consolidated Statements of Income.

6.	Long-Term Debt

a)	Credit Facility

From December 2007 the Company was financed by a senior secured credit facility with a final maturity date of August 2016. This credit facility was fully repaid and terminated on March 19, 2014 using the proceeds of the issue of the 2019 Notes (see note 6(b)).

Amounts borrowed under the credit facility bore interest at USD LIBOR plus a margin of between 2.50% and 3.75% depending on the Leverage Ratio (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels).

Due to the downturn after April 2011 in charter free market values of containerships, the Company obtained waivers from its lenders of the requirement to perform the Leverage Ratio test, the last of which had extended the waiver to April 30, 2015. Under the terms of the waivers, the Company paid a margin of 3.75% over USD LIBOR and made quarterly repayments of the credit facility in an amount equal to cash in excess of $20,000 determined as at the previous month end, subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. Additionally, the Company was unable to make dividend payments to common shareholders.

	December 31, 2014	December 31, 2013
Secured credit facility, at USD LIBOR plus 3.75%	$—	$366,366
Less current instalments	—	(50,110)

Non-current portion	$—	$316,256

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Long-Term Debt (continued)

b)	10.0% First Priority Secured Notes Due 2019

On March 19, 2014 the Company completed the sale of $420,000 of 10.0% First Priority Secured Notes which mature on April 1, 2019. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $413,700.

Interest on the 2019 Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. As at December 31, 2014, interest of $10,500 has been accrued and is presented within accrued expenses in the Consolidated Balance Sheets. The 2019 Notes are secured by first priority ship mortgages on 17 of the Company’s 18 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. The 2019 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

	December 30, 2014	December 31, 2013
2019 Notes	$420,000	$—
Less original issue discount	(6,300)	—
Amortization of original issue discount	1,082	—

Closing balance	$414,782	$—

The original issue discount is being amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the 2019 Notes we are required within 120 days following the end of each financial year, in which we have at least $1,000 of Excess Cash Flow, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount plus any accrued and unpaid interest to, but not including, the purchase date.

c)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a new $40.0 million senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”). This facility matures on October 1, 2018. The interest rate under the facility is USD LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum is due quarterly on undrawn amounts.

The collateral provided to the 2019 Notes also secures on a first priority basis the Revolving Credit Facility. There is a Cash Balance financial covenant which is tested each six months, commencing June 30, 2014. Up to and including December 31, 2015, the Company must have a minimum cash balance of $15,000 on each test date. After this date, the minimum cash balance on each test date increases to $20,000.

Amounts outstanding under this facility can be prepaid without penalty, other than breakage costs in certain circumstances. At December 31, 2014 no amounts had been drawn down under the Revolving Credit Facility.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in Note 1, the parent company of Global Ship Lease, Inc. and at December 31, 2014 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	December 31, 2014	December 31, 2013
Amounts due to CMA CGM companies presented within current liabilities	$2,366	$1,969

Amounts due from CMA CGM companies presented within current assets	$1,183	$7,006

The current account balances at December 31, 2014 and December 31, 2013 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on the majority of its vessels.

CMA CGM held all of the Series A preferred shares of the Company until they were fully redeemed, at a discount, pursuant to a Share Repurchase Agreement on August 22, 2014 (see note 9). Due to the redemption there were no dividends on these preferred shares for the three months ended December 31, 2014 (2013: $259). Dividends for the year ended December 31, 2014 were $653 (2013: $1,037).

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2014 of between 3.00 and 11.00 years (see note 2(a)). Of the $871,639 maximum contracted future charter hire receivable for the fleet set out in note 8, $832,492 relates to the 15 vessels that were chartered to CMA CGM as at December 31, 2014. Revenues generated from charters to CMA CGM are summarized as follows:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Revenue generated from charters to CMA CGM	$33,234	$36,056	$133,426	$143,212

Ship Management Agreements

The Company outsources day to day technical management of 17 of its vessels to a ship manager, CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2013: $114) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.9 and $9.0 (2013: between $5.4 and $8.8) per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charters remain in place. Ship management fees expensed for the three months and year ended December 31, 2014 amounted to $523 (2013: $484) and $2,091 (2013: $1,938) respectively.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 18 vessels subject to charters as at December 31, 2014 is as follows:

Year ending December 31,	Fleet as at December 31, 2014
2015	145,811
2016	144,317
2017	142,189
2018	104,372
2019	103,285
Thereafter	231,665

$871,639

9.	Share Capital

At December 31, 2014 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. The last quarter for which a dividend was paid was fourth quarter 2008. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 11).

The Series A preferred shares ranked senior to the common shares and were mandatorily redeemable in 12 quarterly instalments commencing August 31, 2016. They were classified as a long-term liability. The dividend that the Series A preferred shareholders were entitled to was presented as part of interest expense in the Consolidated Statements of Income. These shares, which had a liquidation value at maturity of $44,976, were redeemed at a discount pursuant to a Share Repurchase Agreement for $36,400 on August 22, 2014, using the proceeds received from the issuance of the Series B Preferred Shares, the balance of the restricted cash and cash on hand.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share Capital (continued)

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. A dividend was declared on September 22, 2014 for the third quarter 2014 and on December 10, 2014 for the fourth quarter 2014.

10.	Interest Rate Derivatives and Fair Value Measurements

Prior to the issue of the 2019 Notes (see note 6(b)) the Company had been exposed to the impact of changes to interest rates on the floating rate debt drawn under the credit facility (see note 6(a)) which also required the Company to hedge at least 50% of any drawings. Accordingly, the Company entered into interest rate swap agreements to manage the exposure.

On March 19, 2014 the secured credit facility was fully repaid and was replaced with the 2019 Notes, which have a fixed interest rate. The $277,000 nominal amount of outstanding interest rate swaps which had hedged the Company’s interest rate risk were terminated accordingly. The cost of the termination included an element of unsettled payments due under the swap agreements up to March 19, 2014 amounting to $307. This amount is included in the Consolidated Statements of Income as a realised loss on derivative instruments.

During the period when the interest rate swaps were outstanding, they were “marked to market” at each reporting date end and recorded at their fair values. This generated unrealized gains and losses. The unrealized gain on interest rate derivatives for the three months and year ended December 31, 2014 was $ nil (2013: $2,471) and $1,944 (2013: $14,302) respectively.

None of the Company’s interest rate agreements qualified for hedge accounting and therefore the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period were reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments for the derivatives, periodic cash settlements and termination payments) are included within cash flows from investing activities in the Consolidated Statements of Cash Flows.

The Company’s derivative instruments were categorized as level 2 in the fair value hierarchy. Due to the termination of these instruments in the current year, the fair value at the reporting date was $nil (December 31, 2013: $21,289). Within the Consolidated Balance Sheets, there are no offsets of recognized assets or liabilities related to these derivatives.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
	Management	Directors
Unvested as at January 1, 2013	225,000	32,070	$3.22	n/a
Vested in January 2013	—	(32,070)	3.43	3.07
Granted on March 7, 2013	75,000	27,550	3.43	n/a

Unvested as at December 31, 2013	300,000	27,550	$3.26	n/a
Vested in January 2014	—	(27,550)	3.43	5.85

Unvested as at December 31, 2014	300,000	—	$3.25	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the Consolidated Statements of Income over the vesting period. During the three months and year ended December 31, 2014, the Company recognized a total of $25 (2013: $75) and $177 (2013: $360) share based compensation cost respectively. As at December 31, 2014, there was a total of $75 unrecognized compensation cost relating to the above share based awards (December 31, 2013: $252). The remaining cost is expected to be recognized over a period of nine months.

The restricted stock units granted to Directors on March 13, 2012 and March 7, 2013 vested in January 2013 and January 2014 respectively.

The restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this was after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. The restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. The restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

12.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income available to common stockholders, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the three months and year ended December 31, 2014, no dividend was declared (2013: nil dividends). The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 9). Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At December 31, 2014, there were 300,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of December 31, 2014 only Class A and B common shares are participating securities.

For the three months ended December 31, 2013 and the years ended December 31, 2014 and December 31, 2013, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards. For the three months ended December 31, 2014, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units as these would have had an antidilutive effect.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

13.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Class A common shares
Weighted average number of common shares outstanding (B)	47,541,484	47,513,934	47,541,409	47,513,846
Weighted average number of RSU’s without service conditions (note 11) (B)	225,000	150,000	168,904	93,904
Dilutive effect of share-based awards	—	131,571	113,423	159,516

Common shares and common share equivalents (F)	47,766,484	47,795,505	47,823,736	47,767,266

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net (loss) income available to common shareholders	$(929)	$7,892	$4,996	$32,518

Available to:
- Class A shareholders for period	$(929)	$7,892	$4,996	$32,518
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—

Net (loss) income available for Class A (A)	$(929)	$7,892	$4,996	$32,518
Net income available for Class B (C)	—	—	—	—

Basic Earnings per share:
Class A (A/B)	$(0.02)	$0.17	$0.10	$0.68
Class B (C/D)	—	—	—	—

Diluted Earnings per Share
Net (loss) income available to common shareholders	$(929)	$7,892	$4,996	$32,518

Available to:
- Class A shareholders for period	$(929)	$7,892	$4,996	$32,518
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—

Net (loss) income available for Class A (E)	$(929)	$7,892	$4,996	$32,518
Net income available for Class B (G)	—	—	—	—

Diluted Earnings per share:
Class A (E/F)	$(0.02)	$0.17	$0.10	$0.68
Class B (G/H)	—	—	—	—

14.	Subsequent Events

On February 9, 2015, the Company announced that it had agreed to acquire an 8,063 TEU containership from a leading container liner company for a purchase price of $53.6 million. The 2004-built vessel is expected to deliver in March 2015, subject to the completion of customary additional documentation and closing conditions. Upon delivery, the vessel will be immediately time chartered back to the container liner company for a period of 36 to 39 months, at charterer’s option, at a gross rate of $34,500 per day. A 10% deposit was paid on February 18, 2014.